Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

SEI Tax Exempt Trust:

We consent to the use of our report dated October 28, 2008, with respect to the financial statements of the SEI Tax Exempt Trust Intermediate-Term Municipal Fund, Short Duration Municipal Fund, California Municipal Bond Fund, Massachusetts Municipal Bond Fund, New Jersey Municipal Bond Fund, New York Municipal Bond Fund, Pennsylvania Municipal Bond Fund, Massachusetts Tax Free Money Market Fund, Institutional Tax Free Fund, Tax Free Fund, and Tax-Advantaged Income Fund, as of August 31, 2008, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the Prospectus and in the introduction to, and under the heading, “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
December 29, 2008